May 6, 2014	James P. Gerkis
Member of the Firm
d 212.969.3135
f 212.969.2900
jgerkis@proskauer.com
www.proskauer.com

VIA EDGAR AND OVERNIGHT COURIER

Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RCS Capital Corporation Amendment No. 3 to the Registration Statement on Form S-1 Filed May 6, 2014 File No. 333-193925

Dear Mr. Vaughn:

On behalf of RCS Capital Corporation, a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Amendment No. 3) to the Registration Statement on Form S-1 (File No. 333-193925) of the Company (the “Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 2, 2014.

For convenience of reference, each Staff comment contained in your May 2, 2014 comment letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you five courtesy copies of Amendment No. 3, filed by the Company on the date hereof, which are marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on April 22, 2014 (the “Marked Copies”). The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Marked Copies. Terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. All references to “we,” “our” and “us” refer to the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

May 6, 2014

General

1.	Please revise to provide a discussion of recent developments for your financial results for the first quarter of 2014, to the extent you have this information, as well as a discussion of any significant trends or unusual items included in those results.

We have revised the disclosure in the Summary under the heading “Results for the First Quarter of 2014” on page 25 in response to your comment.

Cover

2.	Please disclose on the cover that RCAP Holdings, LLC is controlled by Messrs. Schorsch and Kahane.

We advise the Staff that the cover already states that RCAP Holdings is controlled by Messrs. Schorsch and Kahane. We have moved this statement so that it immediately follows the initial reference to RCAP Holdings LLC as selling stockholder. Accordingly, we do not believe any further revision is required.

Our Structure, page 17

3.	Revise this chart to also incorporate the First Allied contribution agreement with RCAP Holdings into these diagrams.

We have revised the charts on pages 16 and 110 that depict our current organizational structure to include First Allied. The charts on page 18 and 111 depicting our organizational structure following the completion of the recent and pending acquisitions already include First Allied and its position in our organizational structure following the completion of the First Allied acquisition. Accordingly, we do not believe any further revision with respect to First Allied is required.

The Offering, page 20

4.	Please disclose the amount and percentages of outstanding shares that RCAP Holdings owned before the offering, after the offering, and after acquiring its shares as part of the First Allied contribution agreement.

We have revised the disclosure in the Summary under the heading “The Offering” on page 22.

5.	Please disclose any natural persons, in addition to Messrs. Schorsch and Kahane, who exercise the sole or shared voting and/or dispositive powers with respect to the shares RCAP Holdings is offering. Make similar changes to your disclosure on page 153.

May 6, 2014

We have revised the disclosure in the Summary under the heading “The Offering” on page 21 to state that Messrs. Schorsch and Kahane exercise the sole or shared voting and/or dispositive powers over all shares of Class A common stock owned by RCAP Holdings. Control of RCAP Holdings is exclusively vested in Messrs. Schorsch and Kahane. None of the other members of RCAP Holdings has sole or shared voting and/or dispositive powers over shares of Class A common stock owned by RCAP Holdings.

Risk Factors, page 24

There are various conflicts of interest arising out of our relationship with RCAP Holdings and RCS Capital Management, page 51

6.	Revise this risk factor, or the two preceding risk factors, as appropriate to discuss specific instances where the conflicts of interest between RCS and RCAP and RCS Capital Management have impacted shareholders. For instance, we note that after the IPO you reduced the fee structure charged to participants in the investor advisory channel, as discussed in the disclosure added in response to comment 7 of our March 11, 2014 letter.

We advise you supplementally that we do not believe that there are specific instances of conflicts of interests resulting in an impact on shareholders other than with respect to the transactions described under Relationships and Related Party Transactions and we have expanded Risk Factors under the heading “There are various conflicts of interest arising out of our relationship with RCAP Holdings and RCS Capital Management, which could result in decisions that are not in the best interest of our stockholders” on page 56 to refer to certain of those transactions.

We further advise you that as addressed in our response to comment 10, the change in fee structure was not related to completion of our IPO, but was instead done because we believe revenues from sales through the RIA channel should only include dealer manager commissions.

7.	Similarly, please revise this risk factor to discuss the fact that RCAP’s carrying cost represented a 22.5% cost of capital for the funds invested in to purchase First Allied.

We have revised the disclosure in Risk Factors under the heading “There are various conflicts of interest arising out of our relationship with RCAP Holdings and RCS Capital Management, which could result in decisions that are not in the best interests of our stockholders” on page 56 in response to your comment.

May 6, 2014

Use of Proceeds, page 58

8.	Please disclose the profit RCAP Holdings would make following the sale of its shares in the offering. Make similar disclosure changes to the risk factor on page 54.

In response to your comment, we have added additional disclosure in Management under the heading “Executive Compensation” on page 136 regarding the share ownership of the named executive officers and the potential for appreciation in the value of the shares of our Class A common stock held by them. We have also revised the Use of Proceeds section on page 64 to provide details as to RCAP Holdings’ intended use of the proceeds it would receive from this offering. However, we respectfully advise the Staff that as neither Item 504 or Item 507 of Regulation S-K requires the disclosure of the profits to be made by selling stockholders participating in a registered offering, we have not provided profit disclosure in the Use of Proceeds or Principal and Selling Stockholder sections. In addition, we do not believe the amount of profits create any material risks to investors and thus have not revised our Risk Factor disclosures.

Dividend Policy and Dividends, page 60

9.	We note your response to prior comments 4 and 5. Please clearly state, in a stand-alone sentence both in the Risk Factor section and the Dividend Policy and Dividends section whether you anticipate paying dividends if you consummate the Cetera financings.

We have revised the disclosure in Risk Factors under the heading “Our ability to pay dividends is restricted following the completion of the Cetera financings” on page 61 and the Dividend Policy and Dividends on page 66 in response to your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Results of Operations, page 70

Comparison of Year Ended December 31, 2013 to ... December 31, 2012, page 70

10.	Please refer to our prior comment 8. We note your response and additional disclosures included on pages 68 and 70. Please revise your disclosures to provide a brief and transparent discussion of the business reasons for this change to your fee structure, as previously requested, and clearly discuss the long term impact you expect this change to have on your revenue streams and future profitability. Please identify the factors you considered when deciding to forego selling commissions on related party products (for example, was your commission rate higher than the general market rate for similar services, etc.).

We advise you supplementally that we made the change in the fees we collect on sales through the RIA channel because we believe revenues from sales through the RIA channel should only include dealer manager commissions. We have added disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the headings “Revenue and expense recognition for selling commissions and dealer manager fees and the related expenses” and “Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012” on pages 73 and 76 to clarify this change. Except for the reductions taken in the prior quarter, we do not expect this change to have a long-term effect on our revenue streams and future profitability.

May 6, 2014

Wholesale Broker-Dealer, page 72

11.	Please refer to our prior comment 10. In light of the fact that the mix of new offerings compared to offerings that are further along in their life cycle appears to significantly impact the revenue reported in a given period, please revise your filings to disclose the number and equity capital value of new offerings initiated during the period, in addition to your discussion of the number of and value of equity capital raised in the offerings closed.

We have revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Wholesale Broker-Dealer” on page 78 in response to your comment.

Supplementally, we advise you of the mix of new offerings compared to offerings that closed as shown in the chart below for the periods indicated (dollars in thousands).

	Quarter Ended
	12/31/12	03/31/13	06/30/13	09/30/13	12/31/13	03/31/14
Equity value offered(1)	$12,500	$16,450	$16,399	$14,399	$16,901	$17,337
Total programs	9	11	11	9	10	10
Programs closed	-	1	2	-	1	-
Equity value of programs closed(1)	$-	$1,750	$2,000	$-	$-	$-
Program launched	-	2	1	-	1	1
Equity value of programs launched(1)	$-	$3,700	$-	$-	$2,000	$-

_____________

(1)	Based on maximum amount offered.

Earnings before interest, taxes, depreciation and amortization, page 77

12.	Please revise your filing to define the term “LTM” for the reader as it is used here.

May 6, 2014

We have revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Earnings Before Interest, Taxes, Depreciation and Amortization” on page 83 and in Note 1 on page F-27 in response to your comment.

Business, page 83

Potential Additional Acquisition, page 90

13.	Please refer to our prior comment 12. We note your response and your revised disclosures related to your potential acquisition; however, these were not fully responsive to our comment. Please revise to address the following information:

•	Update your assessment of probability now that the Cetera merger has closed.

•	Disclose whether the approval of the Board of Directors or shareholders, as applicable, has been obtained for the current form of definitive agreement.

•	Disclose whether any of the proposed terms have been discussed with FINRA.

•	Disclose whether expectations related to financing arrangements have been discussed or negotiated.

We ceased negotiations with the potential sellers in connection with the potential additional acquisition on February 28, 2014, the date when we signed the exclusivity agreement which is described in the Registration Statement. Under the exclusivity agreement, the exclusivity period ends on June 30, 2014 pursuant to our option. As a result of the Cetera merger agreement, which was entered into in January 2014, we were prohibited from entering into agreements to make other acquisitions until the Cetera acquisition closed, which occurred on April 29, 2014. Following the lifting of this prohibition, we have communicated to the potential sellers in writing that we intend to recommence good faith negotiations and to proceed expeditiously to finalize definitive documents for the potential additional acquisition. However, negotiations have not yet recommenced as of the date hereof. In Business under the heading “Potential Additional Acquisition” on page 95, we have removed the discussion of the prohibition from entering into agreements to make other acquisitions until the Cetera acquisition closed because it is no longer applicable and otherwise have updated the disclosure to reflect the foregoing.

We supplementally advise you that the approval of our Board of Directors has not been obtained for the current form of definitive agreements. On February 26, 2014, our Board of Directors rescinded the prior authorization of our Board of Directors to acquire the potential acquisition target. Notwithstanding the negotiation of and entry into an exclusivity agreement following this rescindment, approval of our full Board of Directors would be required before the Company would be authorized to acquire the potential acquisition target.

May 6, 2014

The removal of the contractual prohibition against entering into agreements to make other acquisitions following the completion of the Cetera acquisition notwithstanding, the Company still does not believe that the potential additional acquisition is probable as of the date hereof for the following reasons:

•	Bring-down due diligence. The Company has not conducted any due diligence on the potential additional acquisition for several months. At a minimum, the Company would need to gain access to review the financial statements and key operating metrics for the year ended December 31, 2013 and the quarter ended March 31, 2014. Other critical due diligence also would need to be conducted, including as to pending litigation and regulatory matters. The results of this bring down diligence process may significantly impact our negotiations with the potential sellers and the decision of the Company and its Board regarding whether or not to proceed with the potential additional acquisition.

•	Third-party consents. At least four third parties having contracts related to the business and operations (not bank facilities) of the target of the potential additional acquisition that are critical to its value have not yet consented to the potential additional acquisition. None of these four third parties has given its consent, and it is unclear if these consents can be obtained. In addition, several of the third-party contracts require modification of certain exclusivity terms to reflect our broader service platform.

•	Funds. The forms of definitive agreements attached to the exclusivity agreement do not contain any financing condition. However, we do not currently have a source for the funds that would be required complete the potential additional acquisition. We further advise you that we have not in the past discussed or negotiated any financing related to the potential additional acquisition. Assuming the public offering and the concurrent private offering are completed, proceeds from the offerings may be used to finance the potential additional acquisition, if the Company decides to proceed with the acquisition. In any event, we will not execute and deliver definitive agreements for the potential additional acquisition unless by the end of the exclusivity period we have located committed funds, i.e., from the public offering and the concurrent private offering or from another source.

We used the guidance in Rules 3-05 and 8-04 of Regulation S-X 3 to measure the significance of the potential acquisition. We do not have audited financial statements as of and for the year ended December 31, 2013 for the potential acquisition target because we do not yet have access to those audited financial statements. However, we do have unaudited financial statements for the potential acquisition target for the trailing 12 months ended September 30, 2013 and the balance sheet for the potential acquisition target as of December 31, 2012 (the “Available Target Financial Statements”). Following our acquisition of Cetera, using our pro forma financial statements as of and for the year ended December 31, 2013 giving effect to the Cetera acquisition and the Cetera financings as of December 31, 2013 and using the Available Target Financial Statements as a proxy for audited financial statements as of and for the year ended December 31, 2013 for the potential acquisition target, the potential acquisition target would not exceed 20% for the income, asset or investment test and, therefore, would not be significant for financial reporting purposes.

May 6, 2014

We advise you supplementally that the proposed terms of the potential additional acquisition have not yet been discussed with FINRA and no stockholder vote on the part of RCAP would be required for the potential additional acquisition to be completed. The potential acquisition target is closely held and all equity owners would be sellers, if the Company decides to proceed with the acquisition.

Independent Retail Advice, page 98

14.	Please address the following related to our prior comment 13 regarding your SK Research division:

•	We note your response that the payments made and to be made to Mr. Snyder and Mr. Kearny are not material. However, it is unclear how you assessed materiality for this purpose. Please provide us with your materiality analysis that clearly quantifies the amounts involved. Such analysis should include all payments made as well as obligations for future payments and liabilities assumed.

On March 10, 2014, the Company paid the amount that we will communicate to the Staff supplementally to acquire certain fixed assets and intellectual property, the value of which is in the process of being evaluated by a third-party valuation firm. The Company believes the acquired assets to be immaterial to its overall pro forma and consolidated financial statements. No future payments are required with respect to the purchase price for the purchased assets payable. However, the Company may need to indemnify for certain client claims and may be obligated to make reimbursement payments under a contract. On March 10, 2014, the Company also entered into employment agreements with Messrs. Snyder and Kearny and made the initial payments thereunder to them.

•	In your response you state that you purchased intangible assets. Clearly disclose the specific nature and useful lives of the intangible assets you purchased.

The Company purchased the right to use the business name and rights to three publications on the following topics: (1) non-traded REITs; (2) business development companies; and (3) the general direct investment program industry. These are web-based publications, and the Company now has the right to use their name and format only. No historical data or content related to these web-based publications was purchased by the Company. The Company is in the process of engaging a third-party valuation firm to determine the allocation of the purchase price between the intangible assets purchased and determine their useful lives.

May 6, 2014

•	Your description of the historical business activities, revenue streams, and presence in the industry of the target even outside the practice of law seems to conflict with your conclusion that you did not acquire a business under ASC 805. The fact that you may expect to utilize a different market distribution system and customer base than was used by the target should not affect the analysis of whether a business was acquired. Tell us whether you believe that a market participant would be capable of operating the acquired assets, liabilities, intellectual property and other acquired intangible assets in order to generate a return, and tell us the specific factors you considered in your conclusion.

•	In this regard, ASC 805-10-55-4 clarifies that employees may be able to provide the necessary processes to produce outputs. Tell us how you considered the fact that you appear to have obtained an organized workforce in connection with this purchase, and that this workforce has a proven history of processes and outputs in one or more of the components which you expect to continue after the purchase.

The Company hired Todd Snyder and John Kearney and other individuals previously employed by Snyder Kearny LLC (“Snyder Kearney”) as part of an initiative to launch a new research division of the Company. We believe that Messrs. Snyder and Kearney will provide the foundation of our new research division. However, we do not believe that these individuals alone will be able to provide any level of output that would be able to satisfy the requirements of the potential customer base of the new research division in a meaningful manner. We expect that we will require significant additional resources in order to complete the launch of this division. We are relying on the intellectual knowledge base of Messrs. Snyder and Kearney to help the Company shape and create the business model which we intend to rely on to go to market.

The new division, SK Research, will provide focused research, consulting, training and education, and due diligence on traditional and non-traditional investment products. Prior to being hired by the Company, Todd Snyder and John Kearny operated a law firm that provided legal advice and product due diligence for their clients. Messrs. Snyder and Kearny closed their law practice as part of their employment agreements with the Company. The Company is not providing legal advice and product due diligence advice as was done in Snyder Kearny, the prior firm operated by Messrs. Snyder and Kearny. This new division, which is in the beginning stages and will take several months to ramp up, will provide services that are dissimilar to the services provided by Snyder Kearny (other than the publications mentioned above). First, it will not provide legal advice as it is not a law firm. Secondly, this new division will train financial advisors on our independent retail advice platform on product specifics and provide research. The assets purchased can be considered an integrated set of activities and assets purchased, however (a) SK Research has not begun planning principal activities, and (b) there are currently no processes in place that can be applied to the inputs in order to have the ability to create outputs. Anticipated revenue drivers are fees for research and subscription fees on publications.

May 6, 2014

The Company also evaluated ASC 805-10-55-4 to assess whether this transaction is an asset purchase or an acquisition of a business. We considered the criteria laid out in ASC 805-10-55-4 and interpreted this transaction as an asset purchase. Although the Company appears to have obtained an organized workforce, these individuals were hired to assist the Company in establishing a new research division. The employees do not provide the necessary processes that are capable of being applied to the purchased inputs in order to create outputs. As previously mentioned, these employees were hired for their product and industry experience to assist the Company in building its research capability.

•	Please provide us with your significance tests performed pursuant to Rule 1 -02(w) and Rule 3-05 of Regulation S-X for this entity.

Given that this transaction is not a business combination, a significance test was not performed. However, with an asset purchase price that we will communicate to the Staff supplementally, and using the Company’s most recent audited fiscal period, this transaction would be below the minimum using all three significance tests.

Our Structure and the Exchange Transactions, page 104 The Pending Acquisitions, page 108

15.	Please refer to the second bullet of our prior comment 14. We note your response to our second bullet point that you believed that a comparison of your financing rates to the carry cost charged by RCAP Holdings was not applicable since you did not have any debt or other financings outstanding during that timeframe. Please clearly disclose how the carry cost charge compared to your parent’s average cost of financing.

We advise you supplementally that RCAP Holdings is not actively involved in capital aggregation (e.g. raising capital through the sale of equity or borrowing). Its only recent borrowing was in connection with its acquisition of First Allied in September 2013. This indebtedness bore interest at a fluctuating rate per annum equal to 3.25% plus the highest of (a) the Federal Funds Rate plus 0.50%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate,” and (c) the Eurodollar Rate plus 1.00%. The loan was scheduled to mature on September 25, 2015 and was secured by a pledge of substantially all of the assets and equity interests owned by RCAP Holdings, AR Capital LLC, and certain subsidiaries of AR Capital LLC.

May 6, 2014

In connection with the Cetera financings, this indebtedness was refinanced such that the maturity and interest rate remained the same and RCAP Holdings was released as an obligor, AR Capital LLC remained as an obligor and RCAP Equity, LLC was added as an obligor. In connection with the transaction, RCAP Holdings transferred 11,200,000 shares of Class A common stock to RCAP Equity, LLC which were then used to secure AR Capital LLC’s obligation under the indebtedness. RCAP Equity, LLC was formed for the purpose described above. We have added disclosure regarding this refinancing to Relationships and Related Parties under the heading “Assignment of Debt of RCAP Holdings to American Realty Capital” on page 155.

We do not believe that this borrowing is comparable to the carrying costs charged by RCAP Holdings given the terms of the loan and the circumstances surrounding the loan.

First Allied Acquisition, page 110

16.	You indicate that RCAP believed that a third party investor could have earned between 18% and 25% for its investment in First Allied from September 2013 to April 2014. Please provide us supplementally any analysis or other documents supporting your conclusion that a third party could earn that rate of return over that period of time.

We advise you supplementally that our analysis to determine the rate of return a third party could earn was as follows:

We reviewed the investment return targets for selected special situations and private equity investment funds as disclosed in private offering materials that we aggregated from several sources in determining the appropriate range of returns for similar investments.  We not only analyzed target annualized return on equity (“IRR”), but also target equity multiple and target investment duration.  These funds targeted investment periods of between six months and seven years, with target internal rates of return ranging from 18% to 30% and equity multiples of 2-2.5x. We determined that an equity multiple of at least 2.0x was excessive for an investment of this nature, but concluded that a target IRR between 18% and 30% was reasonable based on the return expectations that institutional funds organized to make similar investments would expect.

Fund	Investment Duration	IRR	Target Multiple
SSF	10 years	20%	2.5x
SSF 2	8 years	20%+	2.0x+
SSF 3	8 years	35%	2.5x
SSF 4	8 years	25%	2.0x
PE 1	8 years	20%	2.5x

May 6, 2014

We will provide supplementally to the Staff the financial advisor analysis presented to the special committee of the Company’s board of directors in connection with the determination of the carrying costs.

Relationships and Related Party Transactions, page 142

17.	We note your response to prior comments 7 and 8. Please revise your Related Party Transactions section to disclose that your related parties are not required to pay the 7.0% commissions you charge other clients. Include a quantification of the amount of commission fees that your related parties have saved since the change became effective on July 1, 2013.

The disclosure in Relationships and Related Party Transactions under the heading “Wholesale Distribution” on page 147 has been revised to reflect the impact on our revenue, effectively the amount our related parties have saved, from not charging related parties the 7% selling commissions on sales of affiliated products through the RIA channel and the corresponding reduction in commissions paid by related parties.

Principal and Selling Shareholders, page 153

18.	Please confirm to us that footnote 6 in this table will also include the shares RCAP Holdings will acquire as part of the First Allied contribution agreement. If that was not the case, please do so.

We have revised the disclosure in footnote 11 to Principal and Selling Stockholders on page 164 to clarify that shares issuable to RCAP Holdings under the First Allied contribution agreement are included.

Unaudited Pro Forma Consolidated Statement of Financial Condition, page F-4

19.	Please refer to our prior comment 21. We note your revised disclosures in Note 11 on page F-8 and in Note 44 on page F-13. Although you have provided additional helpful information, it continues to remain unclear how you determined the final adjustment of $11.7 million to record the estimated amount of contingent consideration. In this regard, your disclosures indicate that the $10.8 million of contingent consideration has been reduced by $2.8 million to account for the probability that J.P. Turner will not meet all of the requirements to earn the contingent payments, and that you have also estimated the fair value of the additional earn out payments to be $4.1 million, based on a third party valuation. To the extent that the difference between the total estimated consideration that will be due related to contingencies and the amount of the pro forma adjustment is due to discounting, disclose the discount rate used.

May 6, 2014

We have revised Note 12 and Note 45 on pages F-7 and page F-12 of the Unaudited Pro Forma Consolidated Statement of Financial Condition to provide further clarity on the contingent consideration as it relates to the J.P. Turner acquisitions.

20.	Please refer to our prior comment 26 regarding acquired intangibles. Please revise Note 35 on page F-11 to specifically state the nature of the individual identifiable intangible assets you intend on recording related to the Cetera acquisition, to identify the cash flows attributable to that asset, and to disclose the expected useful life related to each identifiable intangible.

We have revised Note 19 on page F-8 to state the nature of the individual identifiable intangible assets we intend on recording related to the Cetera acquisition, to identify the cash flows attributable to that asset, and to disclose the expected useful life.

Unaudited Pro Forma Consolidated Statement of Operations, page F-16

21.	We note your response to the last bullet of our prior comment 26 regarding forgivable loans. However, we were unable to locate your revisions to the historical presentations throughout your document for this matter. If true, please confirm that you revised the historical financial statements of RCS and all the target entities as necessary to reflect the accretion of forgivable loans as compensation expense. Clearly disclose any revisions as necessary, or tell us the amounts you determined were not material for reclassification.

In response to your comment, we advise you that the accretion of forgivable loans are included in the compensation expense for the Company and each of the acquired businesses, and, as such, revisions to the historical presentations were not required.

22.	Please refer to our prior comment 29. We note your presentation of your core earnings calculation in Note 47 on page F-29. Please address the following:

•	Please revise your presentation to begin with pro forma net income of $19,195,000 as presented on page F-22, clearly labeling this amount as pro forma. Clearly identify that the amount of $13,119,000 represents the pro forma net income excluding the incentive fee.

•	Your definition of core earnings on page 139 appears to include other adjustments that are not reflected in your disclosure in Note 47, such as unrealized gain or loss and other non-cash items, but there does not appear to be related adjustments for these items included in your calculation. Please reconcile this inconsistency.

May 6, 2014

We have revised our presentation of Core Earnings calculation in Note 48 on page F-25 in response to your comment. Specifically, we have revised our presentation to begin with pro forma net income and clearly labeling this amount as pro forma as well as identifying that the amount represents the pro forma net income excluding the incentive fee. We also included other adjustments, such as unrealized gains and losses and other non-cash items.

23.	Please refer to our prior comment 30 as well as your revised disclosure on pages 71 and F-29 that you “may incur losses in the future.” The support provided in your response to prior comment 67 in your letter dated March 19, 2014 stated that the adjustment to reverse the management fee meets the criteria for “continuing impact” under Article 11 of Regulation S-X. Specifically, your response states that “The Company anticipates incurring recurring losses due to the significant amortization of intangible assets and the interest on its debt.” Please revise your disclosure to more transparently reflect the expectations of future losses set forth in your response dated March 19, 2014.

We have revised the disclosure in in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012” on page 77 and in Note 49 on page F-25.

24.	Please revise the earnings per share related to the pro forma presentation of RCAP with Cetera on page F-20 to reflect a $14.88 loss per share rather than a positive amount. Similarly, please revise the RCAP pro forma presentation of earnings per share on page F-22 to reflect a $0.89 loss per share rather than a positive amount.

We have revised our earnings per share related to the pro forma presentation of RCAP with Cetera and RCAP pro forma adjustments on page F-16 to show a loss per share rather than a positive amount.

Investor’s Capital Holdings, LTD. and Subsidiaries, page F-81

Note 6 - Litigation and Regulatory Matters, page F-89

25.	We note your response to our prior comment 39 and additional disclosure revisions on pages F-90 and F-114. Given your statement on page F-114 that certain of the actions and proceedings against ICH involve claims for substantial monetary damages against the company, please revise your disclosure to address the following:

May 6, 2014

•	More clearly disclose the specific, material actions and proceedings other than those where risk of loss is remote. Identify the parties involved, the status of the proceedings, as well as the amount of damages or claims specified. If no amount of damages are specified for a given action or proceeding, disclose that fact.

•	For each material matter, explain to us in detail and briefly in your disclosure what specific factors are causing the inability to estimate the reasonably possible loss in excess of amounts accrued and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Please note ICH previously received a comment letter from the Staff dated February 28, 2011, related to their litigation and regulatory matters financial statement disclosures and responded to the Staff with a letter, dated March 10, 2011 (accepted by the SEC on March 17, 2011), and updated their litigation and regulatory disclosures in filings subsequent to the date of the Company’s response. See appendix A and B.

Upon acceptance by the Staff of the response, ICH will update disclosures prospectively to reflect enhanced case information for individual material claims, related accruals and a range of estimated losses for claims deemed reasonably possible.

ICH notes that at March 31, 2013, ICH has over 50 claims for which claimants’ are seeking alleged monetary damages in excess of $20 million. Over 90% of these claims were for sales of alternative investment products, claiming either that the investment was unsuitable or that investment value significantly declined. The claimants’ alleged monetary damage claims are not solely used to determine the estimated amount of the contingent loss as they may be significantly inflated are subject to analysis as to their validity and merit. Additionally, ICH’s risk of loss exposure is significantly reduced on substantially all claims by the applicable insurance coverage. As a result, ICH’s estimates for accrued probable losses, as well as disclosures of the range of losses for claims that are reasonably possible of loss, are significantly less than the claimant’s alleged monetary damages amount.

Specifically, at March 31, 2013, amounts accrued for estimates of probable loss were approximately $1.0 million, excluding defense fees, for 13 individual claims. The following are details of claims ICH considers individually material:

•	Andersen vs ICC. This FINRA arbitration was initiated by the filing of a Statement of Claim by Claimant, Jane Comer, as Personal Representative of the Estate of Michael R. Andersen ("Decedent"). Claimant alleged that ICC and its former Registered Representative, Ormond H. Ormsby, were liable to Decedent for losses associated with his investments in several alternative investments, including Icon Leasing Fund 11, LLC; US Energy Platinum Energy LP 2007; Paladine Realty Income Fund I; Icon Leasing Fund Twelve, LLC; US Energy 2007B; Royale Gas Energy 2007A; I Dolci Debenture; Wells Real Estate Investment Trust; Behringer Harvard REIT I, Inc.; Wells Timberland REIT, Inc.; and Strategic Energy Income Fund I, L.P. The Statement of Claim also named World Equity Group, Inc. as a Respondent. The Statement of Claim contained counts for unsuitability; breach of fiduciary duty; negligence; breach of Oregon Blue Sky Laws; accounting; and unjust enrichment. There were also general allegations against ICC and World Equity Group, Inc. for failure to supervise and oversee the sale of these securities by Mr. Ormsby to Decedent. Claimant sought damages in the amount between $500,000 and $1,000,000; punitive damages; attorney's fees; costs; and interest. The applicable insurance defense and indemnity deductible applicable to this matter is $250,000, which is ICH’s maximum exposure for this claim. ICH accrued $250,000; less fees incurred which reduce the deductible.

May 6, 2014

•	Stickel vs. ICC. Claimant alleged that ICC and its Registered Representative, Stanley Marcus, were liable to her for losses associated with investments in ICON Leasing Fund 11, LLC and Behringer Harvard REIT I, Inc. The Statement of Claim, dated May 2012, contained counts for unsuitability, misrepresentation and negligent supervision. Claimant sought damages in the amount of $1,225,298, plus $500,000 in punitive damages, attorney's fees, expert fees, and interest. The applicable insurance defense and indemnity deductible applicable to this matter is $250,000, which is the ICH’s maximum exposure for this claim. ICH accrued $250,000, less fees incurred which reduce the deductible.

•	Giraldo vs. ICC. This FINRA arbitration was initiated by the filing of a Statement of Claim by Claimants, Bernardo and Suzel Giraldo. Claimants alleged that ICC and its former Registered Representative, Ellen Erenstein were liable for losses associated with their 2006 TIC investment in NNN Highbrook Apartments. The gravamen of the Statement of Claim is that the investment was unsuitable and ICC failed to supervise its former Registered Representative. Damages sought were $665,000. The applicable insurance defense and indemnity deductible applicable to this matter is $250,000, which is the Company’s maximum exposure for this claim. ICH accrued $250,000, less fees incurred which reduces the deductible.

ICH prepares a comprehensive analysis of each claim using the unique facts and circumstances of each claim. ICH’s risk assessment applies currently available information for a fact intensive analysis dependent upon case development over time, rather than immediate assessments. In the discovery stages of claims, majority of product and client information is not readily available, as it requires formal requests, subpoenas and third party product due diligence. Relevant financial data about the product and or claimant’s financial position is essential and necessary to determine actual loss or estimated range of loss, and obtaining that data is a lengthy process. Requests for appraisals and other independent analyses prepared by third parties generally take several months to compile. ICH does not estimate a range of loss solely based on the alleged monetary damages noted in claims. Estimated losses on the pending client claims are often limited to the applicable deductible from available insurance. Once independent information is obtained though this discovery process, it is then that ICH has clarity on the nature of the contingency to estimate loss or range of estimated loss.

May 6, 2014

The foregoing information is generally available when the claim reaches the settlement and/or negotiation phases. At that time, probability of loss is often determinable. Once loss is probable and range of loss is estimable, then the minimum amount in that range is accrued, generally such amounts would be limited to applicable insurance deductibles.

With respect to claims where loss exposure is reasonably possible, but not yet probable, the range of individual claim amounts are from $100,000 to $2,000,000, unless claims have indeterminable amounts, and the estimated range of loss is from $0 - $1,200,000 in the aggregate for all reasonably possible claims at March 31, 2013.

For detailed listing of all claims, refer to appendix C.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to James Gerkis at (212) 969-3135.

Yours, sincerely,

/s/ James P. Gerkis

James P. Gerkis
Proskauer Rose LLP

Appendix A

March 9, 2011

Yolanda Crittendon, Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Business Services

100 F Street, N.W.

Washington, D.C. 20549-3561

CC: Cicely LaMothe

Re:	Investors Capital Holdings, Ltd. Form 10-K for the Fiscal Year Ended March 31, 2010 Form 10-Q for the Fiscal Quarters Ended June 30, 2010 September 30, 2010 and December 31, 2010 File No. 333-43664

Dear Ms. Crittendon:

Thank you for the Commission’s letter of February 28, 2011 detailing the Commission’s review of the above referenced filings of Investors Capital Holdings, Ltd. (together with its subsidiaries, the “Company”). We also gratefully acknowledge your kind assistance, during yesterday’s telephone call, in helping to clarify our understanding of the written comments.

With regard to the Commission’s written comments, our responses are as follows:

1.	We will, in future filings, disclose in greater detail the general nature of the types of claims that constitute the majority of the accrued expenses related to legal fees and estimated probable settlement costs relating to our defense of various lawsuits. In addition, we will continue to separately disclose information concerning material legal proceedings as described in Item 103 of Regulation S-K when such information is called for by the instructions to the particular form (e.g., Part I, Item 3, “Legal Proceedings” in Forms 10-K. and Part II, Item 1, “Legal Proceedings” in Forms 10-Q.

We will, in future filings, explain how we determine when a reserve related to a legal proceeding should be recognized pursuant to FASB ASC 450-20-25.

As an example of how we intend to implement the foregoing undertakings, we might have applied these undertakings with respect to our Form 10-Q for the fiscal quarter ended December 31, 2010 as follows: (i) there would have been no change in our disclosures in Part II, Item 1, “Legal Proceedings” as there were no legal proceedings required to be disclosed as described in Item 103 of Regulation S-K, and (ii) we would have included, as part of Note 3 – “Litigation and Regulatory Matters” to the condensed consolidated financial statements, language similar to the following:

      “In the ordinary course of business, the Company and its subsidiaries are routinely defendants in, or parties to, pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company and its subsidiaries. Also, the Company and its subsidiaries are subject to regulatory actions, information gathering requests, inquiries, investigations and formal administrative proceedings that may result in fines or otherwise have material impact on the Company. ICC, as a duly registered broker/dealer and investment advisor, is subject to regulation by the SEC, FINRA and state securities regulators.

      “The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases the Company’s exposure is limited to $100,000 in any one case, subject to policy terms and conditions. The Company also maintains a Fidelity Bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company’s exposure is usually limited to a $350,000 deductible per case, subject to policy terms and conditions. .”

      “The Company recognizes a legal liability when Management believes it is probable that a liability has ccured and the amount can reasonably be estimated. Conclusions as to the likelihood a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company’s in-house counsel who, when situations warrant, may engage and consult external counsel to handle certain matters. Legal fees for defense costs are expensed as incurred and classified as professional services within the unaudited condensed consolidated statements of income. As of December 31, 2010 and March 31, 2010, the Company had accrued expenses of approximately $1,500,000 and $765,000, respectively, related to legal fees and estimated probable settlement costs relating to the Company’s defense in various legal matters. It is possible that some of these matters could require the Company to pay damages,make additional payments or establish accruals in amounts that can not be estimated at this time and which could exceed those accrued as of December 31, 2010.”

      “Key components of the December 31, 2010 accrual included claims arising poor performance of customer investments in particular real estate investment trusts that subsequently filed for bankruptcy during or since the recent global credit crisis, and, to a lesser extent, costs incurred in the settlement of state regulatory matters concerning sales practices regarding other investment products.”

2

We also intend to provide similar disclosures in Note 16 to the audited consolidated financial statements included in our Form 10-Ks, or a successor footnote.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is fully responsive to your comment letter. Kindly direct any further communications regarding these matters to Kathleen Donnelly, CFO at 781.477.4781.

Respectfully submitted,

Timothy B. Murphy

President and Chief Executive Officer

3

Appendix B

Appendix C

			Rep Name	AC 450-20 (FAS 5) Analysis
Item	Date of complaint	Investment Type	Last	Description	Legal Counsel	Comments	Probable	Reasonably possible	Remote

1	11/9/2009	FRAUD BROKERAGE	Clifford	Civil Suit - Mary Townes	Carter & Doyle	Misappropriation.	X
2	1/12/2010	Brokerage trading	Sabourin	Kennedy vs. ICC	Marshall Dennehey	Unauthorized trading; churning; initial stages.	X
3	1/14/2011	DBSI	N/A	Zazzali vs. AFA Financial et al.	Marshall Dennehey		X
4	4/14/2011	alternatives	Bennett	Bruce & Donna Blake vs. ICC; Abbott Bennett Group, LLC	Marshall Dennehey		X
5	12/16/2011	REIT;DPP	Jessee	Bennett v. ICC	Marshall Dennehey				X
6	2/3/2012	Other	Baudo/ Leon	Simone v. ICC	Marshall Dennehey	Interrelated with Jones; Parker & Mascioli	X
7	2/13/2012	DPP	Pfarrer	Horton v. ICC	Marshall Dennehey	It was Interrelated w/ Blake, Feoli, Moran & Jackson; single $100,000 SIR applies but now it has its own case because other products added	X
8	2/16/2012	MF	Davenport	Mateson v. ICC, et al	Marshall Dennehey		X
9	2/22/2012	DPP,REIT,EQUITY	Ormsby	Andersen v. ICC, et al.	Marshall Dennehey	Deductible $250,000	X
10	2/28/2012	TIC	Capaldi	Argus Class and Non-class Civil Action	Marshall Dennehey	Deductible $250,000			X
11	3/2/2012	Other	Baudo / Leon	Jones & Hoebing v. ICC, et al	Marshall Dennehey	Interrelated with Simone, Parker & Mascioli		X
12	3/9/2012	REIT,NOTES	Ference	Bodo Langusch & Sigrid Langusch Vs ICC	Marshall Dennehey	Deductible $250,000		X
13	3/15/2012	REIT	Isaacs	Minas Litos Vs ICC & J. Isaacs	Marshall Dennehey	Deductible $100,000	X
14	3/16/2012	DPP	Toadvine	Alice Seilers Vs ICC	Marshall Dennehey	Deductible $250,000		X
15	3/16/2012	Eqty	Brucker	Denise Sodaro Vs ICC & H. Brucker	Marshall Dennehey	Deductible $100,000	X
16	3/16/2012	VA	Bailey	G. Evans, J. Nichols, W. Parker,J & S Mitchell VS ICC	Carter and Doyle	Deductible $100,000	X
17	3/30/2012	VA,DPP	Marcus	Marion E. Stickel Vs S. Marcus & ICC	Marshall Dennehey	Deductible $250,000	X
18	4/9/2012	TIC	Erenstein	Winebarger v. ICC	Marshall Dennehey	Deductible $250,000		X
19	4/23/2012	DPP	Thomas	Boyatt et al. v. ICC	Marshall Dennehey	Deductible $250,000		X
20	4/23/2012	DPP	Judkins	Jackson et al.	Marshall Dennehey	Deductible $100,000 (see description also)		X
21	5/4/2012	DPP	Gordon	Werts v. ICC					X
22	5/7/2012	DPP	Thomas	Thomas et al. v. ICC	Marshall Dennehey	Interrelated;Split SIR - see comments		X
23	5/9/2012	DPP	Abbott	Feoli v. ICC	Marshall Dennhy	Deductible $100,000 (see description also)		X
24	5/29/2012	DPP	Figari	England v. ICC & Figari	Carter & Doyle	Deductible $250,000		X
25	6/11/2012	Other	Baudo	Parker v. ICC				X
26	6/11/2012	DPP	Blanchard	Moran v. ICC	Marshall Dennehey	Deductible $100,000 (see description)		X
27	6/11/2012	DPP	Gordon	Barnes v. ICC
28	6/15/2012	DPP	Baudo	Mascioli v. ICC				X
29	6/21/2012	DPP	Klein	Downey v. ICC	Winget Spadafora	Deductible $250,000		X
30	6/25/2012	DPP	Ingram	Fannin v. ICC	Marshall Dennehey	Deductible $100,000		X
31	6/27/2012	DPP	Erenstein	Giraldo v. ICC & Erenstein	Marshall Dennehey	Deductible $250,000	X
32	7/12/2012	DPP	Sheehan	Dimasi v. ICC				X
33	7/23/2012	DPP	Dellelo	O'Grady v. ICC & NEXT Financial & Dellelo	TBD	Deductible $250,000			X
34	8/2/2012	DPP	Toadvine et al	Batchelor et al. v. ICC				X
35	8/3/2012	DPP	Gordon	Bowman et al. v. ICC	Marshall Dennhy	Deductible $250,000		X
36	8/10/2012	DPP	Gordon	Casey & Genee Smith v. ICC and Gordon	Marshall Dennehey	Deductible $250,000		X
37	9/7/2012	DPP	O'Meara	O'Meara v. ICC					X
38	9/24/2012	DPP	Baumner	Snyder v. ICC					X
39	10/2/2012	TIC	Erenstein	Demarkey v. ICC	Marshall Dennehey	Deductible $250,000			X
40	10/22/2012	DPP	O'Hara	Rodrigues v. ICC	Carter & Doyle				X
41	10/22/2012	TIC	Erenstein	Merriman et al. v. ICC	Marshall Dennehey				X
42	10/25/2012	DPP	Lenahan	Beynal v. ICC					X
43	11/13/2012	DPP	Oliveira	Pucello v. ICC	Marshall Dennehey				X
44	11/16/2012	DPP	Capaldi	Mangiarelli v. ICC	Marshall Dennehey				X
45	11/19/2012	DPP	Jessee	Diggs et al. v. ICC	Marshall Dennehey				X
46	12/4/2012	Equities	Roberts	Gutierrez v. ICC	Marshall Dennehey				X
47	12/21/2012	DPP	Ference/Toadvine	Wilson et al. v. ICC	Marshall Dennehey				X
48	1/2/2013	Equities	Dang	Linda King v. ICC	Marshall Dennehey				X
49	1/2/2013	DPP	Gibson	Andrews v. ICC	Marshall Dennehey				X
50	1/17/2013	DPP	Gordon	Kayser v. ICC	Marshall Dennehey				X
51	1/30/2013	REITS	Toadvine	McGlinchey v. ICC	Marshall Dennehey				X
52	2/4/2013	TICs, ABS	Sheehan/Waldron	Schmeising v. ICC	Marshall Dennehey				X
53	2/5/2013	REITS	Argue	Brunson et al. v. ICC	Marshall Dennehey				X
54	2/13/2013	REITs	Mathes	Wittman v. ICC	Winget Spadafora				X
55	2/26/2013	TICs	Capaldi	Cardoza et al. v. ICC	Marshall Dennehey				X
56	3/4/2013	Options	Brucker	Flanagan v. ICC	Marshall Dennehey				X
57	3/18/2013	VA/DPP	Dealy	Tasha v. ICC	Marshall Dennehy				X
58	4/3/2013	DPP	Vincent	Cress v. ICC	Marshall Dennehey				X
59	4/8/2013	DPP	Toadvine	Lambridis v. ICC	Marshall Dennehy				X
60	4/15/2013	DPP	D'Ascoli & Harris	Levick v. ICC	Carter & Doyle				X
61	4/22/2013	DPP	Erenstein	Panzarino et al. v. ICC	Carter & Doyle				X

		Probable amounts			ESTIMATED RANGE
Item	Date of complaint	Estimated loss	Defense/legal fees incurred	Estimated, net	low	high	EXPLANATION OF RANGE;OR INDETERMINABLE	CLAIM AMOUNTS- ALL	Reasonably Possible Claim Amounts

1	11/9/2009	$ 79,601		$ 79,601
2	1/12/2010	75,000	(56,964)	18,036
3	1/14/2011	100,000	(600)	99,401
4	4/14/2011	100,000	(86,606)	13,394
5	12/16/2011							UNSPECIFIED
6	2/3/2012	100,000	(57,293)	42,707
7	2/13/2012	-	(14,444)	(14,444)
8	2/16/2012	50,000	0	50,000
9	2/22/2012	250,000	(34,765)	215,235
10	2/28/2012							$ 1,250,000
11	3/2/2012				$0	$25,000	part of a shared single- $100,000 deductible	$ 225,000	$ 225,000
12	3/9/2012				$0	$125,000		$ 252,600	$ 252,600
13	3/15/2012	100,000	(21,529)	78,471
14	3/16/2012				$0	$125,000		$ 448,057	$ 448,057
15	3/16/2012	112,953	(100,000)	12,953
16	3/16/2012	100,000	(96,322)	3,678
17	3/30/2012	250,000	(83,867)	166,133
18	4/9/2012				$0	$200,000		$ 500,000	$ 500,000
19	4/23/2012				$0	$125,000	part of a shared single- $250,000 deductible	$ 1,433,455	$ 1,433,455
20	4/23/2012				$0	$25,000		$ 250,000
21	5/4/2012							$ 98,000
22	5/7/2012					$125,000	part of a shared single- $250,000 deductible	$ 628,174	$ 628,174
23	5/9/2012					$25,000	part of a shared single- $100,000 deductible	$ 200,000	$ 200,000
24	5/29/2012				$0	$100,000		$ 400,000
25	6/11/2012				$0	$25,000	part of a shared single- $100,000 deductible	$ 100,000	$ 100,000
26	6/11/2012				$0	$25,000	part of a shared single- $100,000 deductible	$ 170,000	$ 170,000
27	6/11/2012	100,000	(30,313)	69,687
28	6/15/2012				$0	$25,000	part of a shared single- $100,000 deductible	$ 100,000	$ 100,000
29	6/21/2012				$0	$250,000		$ 2,000,000	$ 2,000,000
30	6/25/2012						early stage of discovery - range inderterminable	$ 500,000
31	6/27/2012	250,000	(28,654)	221,346
32	7/12/2012						early stage of discovery - range inderterminable	$ 780,000
33	7/23/2012							$ 800,000
34	8/2/2012						early stage of discovery - range inderterminable	$ 638,000
35	8/3/2012						early stage of discovery - range inderterminable	$ 95,000
36	8/10/2012						early stage of discovery - range inderterminable	$ 230,000
37	9/7/2012							$ 400,000
38	9/24/2012							$ 100,000
39	10/2/2012							$ 506,000
40	10/22/2012	-		-				$ 400,000
41	10/22/2012							$ 376,000
42	10/25/2012							UNSPECIFIED
43	11/13/2012							$ 456,000
44	11/16/2012							$ 2,200,000
45	11/19/2012							$ 215,000
46	12/4/2012							$ 135,000
47	12/21/2012							$ 500,000
48	1/2/2013							$ 840,000
49	1/2/2013							$ 424,000
50	1/17/2013							$ 300,000
51	1/30/2013							$ 50,000
52	2/4/2013							$ 500,000
53	2/5/2013							$ 1,400,000
54	2/13/2013							$ 157,000
55	2/26/2013							$ 577,000
56	3/4/2013							$ 42,000
57	3/18/2013							$ 29,000
58	4/3/2013							$ 638,000
59	4/8/2013							$ 70,000
60	4/15/2013							$ 90,000
61	4/22/2013							$ 150,000

	TOTAL	$ 1,667,554	$ (611,357)	$ 1,056,197	$ -	$ 1,200,000		$ 21,503,286
	Total defense costs accrued in accounts payable			$ 478,463
	Legal and settlment amounts accured and disclosed, March 31, 2013			$ 1,534,660